Sphere 3D Completes Acquisition of V3 Systems

Mississauga, Ontario – March 21st, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced that it completed the acquisition of all of the assets and operations of privately held V3 Systems Inc. (“V3”), a leader in providing VDI architecture, software and hybrid Desktop-as-a-Service (DaaS) solutions.

The acquisition includes V3 Desktop Cloud Orchestrator® (“DCO”), software developed from the ground up to enable the desktop administrator to quickly and efficiently meet the needs for day-to-day management of virtual desktops in a secure, centralized console. DCO provides automatic replication of persistent virtual desktops; enabling a seamless pool movement between V3 Appliances when needed for failover or scheduled maintenance.

V3’s Desktop Cloud Computing solution represents a quantum leap in the way desktop virtualization is designed and deployed from a hardware, software and delivery perspective. Customers across a variety of industries, including professional services, healthcare, education, and government, within the United States, Canada and Europe have been using V3’s award winning technology since 2010.

“With this asset acquisition now complete, we can focus on finalizing the integration of V3’s appliance-based approach with the Glassware 2.0™ platform. This will allow for drop-in deployments of virtual applications to complement V3’s drop-in deployment model of full virtual desktops; all at a fraction of the complication, overhead and timelines of traditional VDI or DaaS deployments,” said Sphere 3D CEO Peter Tassiopoulos.

The Company further reports that included in the purchased V3 assets is the right to acquire the assets of Celio Technology Corporation (“Celio”). Celio is the creator of the patented REDFLY® series of products, including ScreenSlider mobile technologies. REDFLY® enabled solutions are designed to support mobile computing productivity applications focused on accessing content across mobile computing devices and providing interoperability with remote displays. The Company is currently in the process of completing its due diligence on these assets and additional information relating to Celio will be released in due course.

Sphere 3D will maintain an office in Salt Lake City, Utah and operate V3 under the direction of Ric Lindstrom, President of V3 Systems. The Company is also pleased to report that it has established a demonstration lab, which includes servers that are provisioned with Glassware 2.0™ at this facility in Utah.

The purchased assets acquired include, all software, source code, IP, trademarks, supplier contracts, customer contracts, assignment of all software, hardware and services revenue and other assets that are required to operate the business.

Sphere 3D paid a purchase price of USD $9.7 million in cash and stock with a potential earn-out of up to USD $5 million, subject to various revenue and margin requirements. Additional details can be found in our Press Release of February 11th, 2014. The transaction was negotiated at arms-length and no finder’s fees were paid in connection with closing.

The shares issued are subject to resale restrictions of four months and one day as per applicable Canadian securities laws. In addition, the shares issued as part of this transaction are subject to restrictions as per applicable U.S. Securities Act federal and state securities laws.

Sphere 3D Contact:

Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Email: peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

About V3 Systems, Inc.

Founded in 2010 and based in Salt Lake City, Utah, V3 is the creator of the Desktop Cloud Orchestrator® virtualization management software which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments as well as the V3 Appliances; a series of purpose-built, compact, efficient and easy-to-manage servers. V3 has revolutionized the speed, ease of use, deployment and even the size of the data center required for virtual desktop infrastructure. For additional information visit www.v3sys.com.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

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